UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G (Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2*

Jumei International Holding Limited
(Name of Issuer)

Class A ordinary shares, par value US$0.00025 per share
(Title of Class of Securities)

G8015L 102
(CUSIP Number)

December 31, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Leo Ou Chen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION People's Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 50,892,198(1) ordinary shares. See Item 4.
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 50,892,198(1) ordinary shares. See Item 4.
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,892,198(1) ordinary shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
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PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

37.1% of the Class A ordinary shares(2) (or 35.0% of the total ordinary shares assuming conversion of all outstanding Class B ordinary shares into the same number of Class A ordinary shares).

12	TYPE OF REPORTING PERSON IN

(1) Representing 50,892,198 Class B ordinary shares held by Super ROI Global Holding Limited. Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. The rights of the holders of Class A ordinary shares and Class B ordinary shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class B ordinary share is entitled to ten votes per share, whereas each Class A ordinary share is entitled to one vote per share.

(2) Based on 86,400,288 Class A ordinary shares outstanding as of December 31, 2014 and assuming all Class B ordinary shares held by such reporting person are converted into the same number of Class A ordinary shares.

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1	NAMES OF REPORTING PERSONS Super ROI Global Holding Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 50,892,198(3) ordinary shares. See Item 4.
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 50,892,198(3) ordinary shares. See Item 4.
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,892,198(3) ordinary shares.
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
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PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

37.1% of the Class A ordinary shares(4) (or 35.0% of the total ordinary shares assuming conversion of all outstanding Class B ordinary shares into the same number of Class A ordinary shares).

12	TYPE OF REPORTING PERSON CO

(3) Representing 50,892,198 Class B ordinary shares.

(4) Based on 86,400,288 Class A ordinary shares outstanding as of December 31, 2014 and assuming all Class B ordinary shares held by such reporting person are converted into the same number of Class A ordinary shares.

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ITEM 1(a).	NAME OF ISSUER:

Jumei International Holding Limited (the “Issuer”)

ITEM 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

20th Floor, Tower B, Zhonghui Plaza
11 Dongzhimen South Road, Dongcheng District
Beijing 100007, People’s Republic of China

ITEM 2(a).	NAME OF PERSON FILING:

Leo Ou Chen

Super ROI Global Holding Limited

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

Leo Ou Chen

20th Floor, Tower B, Zhonghui Plaza
11 Dongzhimen South Road, Dongcheng District
Beijing 100007, People’s Republic of China

Super ROI Global Holding Limited

P.O. Box 3321, Drake Chambers, Road Town,

Tortola, British Virgin Islands

ITEM 2(c).	CITIZENSHIP:

Leo Ou Chen – People's Republic of China

Super ROI Global Holding Limited – British Virgin Islands

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:

Class A ordinary shares, par value US$0.00025 per share. Each Class B ordinary share held by the reporting persons is convertible into one Class A ordinary share at the option of the holders at any time.

ITEM 2(e).	CUSIP NO.:

G8015L 102

ITEM 3.	Not Applicable

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ITEM 4.	OWNERSHIP

The following information with respect to the ownership of the ordinary shares of the Issuer by the reporting persons is provided as of December 31, 2014. The table below is prepared based on 86,400,288 shares of Class A ordinary shares and 58,804,840 shares of Class B ordinary shares outstanding at December 31, 2014:

Reporting Persons: (i) Leo Ou Chen; (ii) Super ROI Global Holding Limited	Class A ordinary shares		Class B ordinary shares	Total Ordinary Shares on the as-converted basis		Percentage of Aggregate Voting Power(1)
(a) Amount beneficially owned:	50,892,198	(2)	50,892,198	50,892,198	(2)	—
(b) Percent of class:	37.1	%(3)	86.5%	35.0	%(4)	75.5	%(1)
(c) Number of shares as to which the person has:
(i) Sole power to vote or direct the vote:	50,892,198		50,892,198	50,892,198		—
(ii) Shared power to vote or to direct the vote:	0		0	0		—
(iii) Sole power to dispose or to direct the disposition of:	50,892,198		50,892,198	50,892,198		—
(iv) Shared power to dispose or to direct the disposition of:	0		0	0		—

 Notes:

(1)	Percentage of aggregate voting power represents voting power of all ordinary shares held by the reporting persons with respect to all outstanding shares of Class A and Class B ordinary shares of the Issuer on as-converted basis. Each holder of Class A ordinary shares is entitled to one vote per Class A ordinary share. Each holder of Class B ordinary shares is entitled to ten votes per Class B ordinary share.
(2)	Representing 50,892,198 Class B ordinary shares held by Super ROI Global Holding Limited. Each Class B ordinary share is convertible into one Class A ordinary share at the option of the holder at any time. Pursuant to Rule 13d-3(d)(1), all shares of Class B ordinary shares held by the reporting persons shall be deemed to be converted for the purposes of (i) determining the aggregate amount of shares of Class A ordinary shares beneficially owned by the reporting persons and (ii) calculating the percentages of the Class A ordinary shares owned by such persons. Consequently, all Class A ordinary shares amounts and percentages are inclusive of the Class B ordinary shares amounts and percentages set forth herein.
(3)	To derive this percentage, (i) the numerator is 50,892,198, being the number of Class A ordinary shares that are convertible from the same number of Class B ordinary shares held by the reporting persons, and (ii) the denominator is the sum of (x) 86,400,288, being the number of the Issuer's Class A ordinary shares outstanding at December 31, 2014 and (y) 50,892,198, being the number of Class A ordinary shares that the reporting persons have the rights to acquire upon conversion of the same number of Class B ordinary shares held by the reporting persons.
(4)	To derive this percentage, (i) the numerator is 50,892,198, being the number of Class A ordinary shares that are convertible from the same number of Class B ordinary shares held by the reporting persons, and (ii) the denominator is the sum of (x) 86,400,288, being the number of the Issuer's Class A ordinary shares outstanding at December 31, 2014 and (y) 58,804,840, being the number of the Issuer’s total Class B ordinary shares outstanding at December 31, 2014 that are convertible into the same number of Class A ordinary shares.

Super ROI Global Holding Limited, a British Virgin Islands company, is the record holder of 50,892,198 Class B ordinary shares of the Issuer. Super ROI Global Holding Limited is ultimately wholly owned by The Leo Chen Trust. RBC Trust Company (Singapore) Pte Ltd is the trustee of The Leo Chen Trust, with Mr. Leo Ou Chen as settlor and Mr. Leo Ou Chen and his family as beneficiaries.

Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Mr. Leo Ou Chen may be deemed to beneficially own all of the Class B ordinary shares of the Issuer held by Super ROI Global Holding Limited.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable

ITEM 10.	CERTIFICATIONS

Not applicable

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2015

Leo Ou Chen	/s/ Leo Ou Chen
Leo Ou Chen

Super ROI Global Holding Limited
	By:	/s/ Leo Ou Chen
Name: Leo Ou Chen Title: Director

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LIST OF EXHIBITS

Exhibit No.	Description
99.1	Joint Filing Agreement

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